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                     ON'VILLAGE COMMUNICATIONS, INC.
                      26135 Mureau Road, Suite 100
                      Calabasas, California  91302


                           December 24, 1997

                                                                        EVE4-1

VIA FACSIMILE

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Atten:  Don Rinehart

          Re:  On'Village Communications, Inc.
               -------------------------------

Ladies and Gentlemen:

        On behalf of On'Village Communications, Inc. (the "Company"), we withdraw the Company's Registration Statement on Form SB-2, file no. 333-22811.

                                        Very truly yours,

                                        /s/ ERIC GROEN
                                        ----------------
                                        Eric Groen

Enclosures
cc:  Lawrence P. Schnapp, Esq.